

Reveal.ai, Inc
Financials Statements
For the fiscal year ended December 31, 2022
(Unaudited)

Reveal.ai, Inc

Balance Sheet

ASSETS

		12/31/2022
Current Assets		
Cash and cash equivalents	$	149,340.62
Total Current Assets		149,340.62
Other Assets		
Deposits		3,000.00
Total Other Assets		3,000.00
Total Assets		152,340.62

LIABILITIES AND SHAREHOLDERS EQUITY

Current Liabilities		
Accounts Payable		142,043.36
Credit Card Payable		1,628.42
Total Liabilities		143,671.78
Shareholders' Equity		
Common Stock (1,000,000 shares authorized, 1,000,000 shares issued and outstanding. $0.06325 par value)		632.50
SAFE Agreement		500,000.01
Current Deficit		(491,963.67)
Total Liabilities and Shareholders' Equity		152,340.62

Reveal.ai, Inc.
Statement of Operations

Operating Expenses

Advertising & Marketing	99.00
Bank Charges & Fees	60.00
Legal & Professional	89,772.97
Meals & Entertainment	671.50
Office Supplies & Software	1,787.82
Payroll Fees	476.00
Recruiting	3,833.33
Salaries & Wages	62,931.76
Contract Labor	594.12
Travel	7,314.12
Research & Development	324,391.05

Loss from Operations   **(491,931.67)**

Other Expenses

Interest	32.00

Total Other Expense   **(32.00)**

Net Loss   **(491,963.67)**

Reveal.ai, Inc.
Statement of Cash Flows

Cash Flows From Operating Activities

Net Income (Loss) For The Period	(491,963.67)
Security Deposits Paid	(3,000.00)
Change in Accounts Payable	142,043.36
Change in Credit Card Payable	1,628.42
Net Cash Flows from Operating Activities	**(351,291.89)**

Cash Flows From Financing Activities

Common Stock	632.50
SAFE	500,000.01
Net Cash Flows From Financing Activities	**500,632.51**
Cash at Beginning of Period	**0**
Net Increase (Decrease) In Cash	**149,340.62**
Cash at End of Period	**149,340.62**

Reveal.ai, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2022
Opening Balance	$0.00
Net profit/loss	-$491,963.67
Stock Issued	$632.50
Preferred Stock Issued	$0.00
Ending Balance	$8,668.84

Reveal.ai, Inc.
Notes to the Financial Statement
Fiscal Years Ended December 31,2022

1. ORGANIZATION AND PURPOSE

Reveal.ai, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an artificial intelligence (AI) platform and derives revenue from using AI interviews to perform qualitative research and discovery, at scale.

2. FINANCIAL CONDITION

The Company had a net loss of $491,963.67 for the year ended December 31, 2022. The Company had negative cash flows from operating activities of $351,291.89 for the year ended December 31, 2022. The negative cash flows from operating activities were funded through equity financing activities. The Company expects to rely on the above sources of financing until their cash flows become substantial and consistent enough to fund ongoing operations. Additionally, the Company plans to keep expenditures fixed and manage cash flow in order to meet its ongoing commitments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b. Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c. Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2022, the Company's cash positions include its operating bank account.

d. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Fair Value Financial Instruments

The Company measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, companies are required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e.inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1—Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Level 3—Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The carrying amounts of the Company's financial assets and liabilities, such as cash, receivables, prepaid expenses, payables, and accrued expenses approximate their fair values because of the short maturity of these instruments.

4. RELATED PARTY TRANSACTIONS

The Company entered into two related party transactions with BMNT, Inc, an owner with more than 20% voting power and a board member. In August 2022, BMNT, Inc purchased $500,000 of Most Favored Nation (MFN) SAFEs with no valuation cap or discount rate. In March 2023, BMNT, Inc purchased another $75,000 worth of MFN SAFEs with no valuation cap or discount rate.

The Company also entered into two related party transactions with co-founder and CEO Robert Dimicco. In July 2023, Robert Dimicco purchased $150,000 of MFN SAFEs with no valuation cap or discount rate and in February 2024 he purchased $75,000 MFN SAFEs with no valuation cap or discount rate.

5. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.